Exhibit 6

DENISON MINES CORP.

Management’s Discussion and Analysis

For the Six Months Ended June 30, 2013

(Expressed in U.S. Dollars, Unless Otherwise Noted)

INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) of Denison Mines Corp. and its subsidiary companies and joint arrangements (collectively, “Denison” or the “Company”) provides a detailed analysis of the Company’s business and compares its financial results with those of the previous year. This MD&A is dated as of August 8, 2013 and should be read in conjunction with the Company’s unaudited interim consolidated financial statements and related notes for the six months ended June 30, 2013. The interim consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). All dollar amounts are expressed in U.S. dollars, unless otherwise noted.

Other continuous disclosure documents, including the Company’s press releases, quarterly and annual reports, Annual Information Form and Form 40-F are available through its filings with the securities regulatory authorities in Canada at www.sedar.com and the United States at www.sec.gov/edgar.shtml.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this MD&A constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this MD&A should not be unduly relied upon. This information speaks only as of the date of this MD&A. In particular, this MD&A may contain forward-looking information pertaining to the following: the estimates of Denison’s mineral reserves and mineral resources; expectations regarding the toll milling of Cigar Lake ores; capital expenditure programs, estimated exploration and development expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium (“U3O8”); possible impacts of litigation and regulatory actions on Denison; exploration, development and expansion plans and objectives; expectations regarding adding to its mineral reserves and resources through acquisitions and exploration; and receipt of regulatory approvals, permits and licenses under governmental regulatory regimes.

There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of the factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 13, 2013 available at http://www.sedar.com, and in its Form 40-F available at http://www.sec.gov/edgar.shtml.

Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this MD&A to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: This MD&A may use the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

DENISON MINES CORP.

Management’s Discussion and Analysis

For the Six Months Ended June 30, 2013

(Expressed in U.S. Dollars, Unless Otherwise Noted)

2013 HIGHLIGHTS

•

The Company commenced its summer exploration campaign involving diamond drilling, geophysical surveying and linecutting on eight properties in the Athabasca Basin. To date, the highlight of the program has been the intersection, at Phoenix A, of 43.2% eU3O8 over 10.3 metres for a grade x thickness product (“GT”) of 445.0 %m, the highest GT of any hole drilled to date on the Wheeler River property.

•

The Company discovered a new zone of unconformity related uranium mineralization approximately 2.0 kilometres northeast of the Phoenix deposits (the “489 Zone”) at Wheeler River. Rock types, alteration and structure are similar to the Phoenix deposits.

•	The Company closed a CAD$15.0 million ($14.4 million) flow-through share offering, which will fund its Canadian exploration programs through to the end of 2014.

•

Denison completed the acquisition of a portfolio of assets (“Fission Arrangement”) from Fission Energy Corp. (“Fission”) which included its 60% interest in the Waterbury Lake uranium project, its interests in all other properties in the eastern part of the Athabasca Basin, Quebec and Nunavut, as well as its interests in two joint ventures in Namibia.

•

Denison closed its plan of arrangement (“JNR Arrangement”) with JNR Resources Inc. (“JNR”) which increased Denison’s partial interests in five exploration properties to 100%, added seven exploration properties to Denison’s property portfolio in Saskatchewan and interests in two properties in Newfoundland.

ABOUT DENISON

Denison was formed under the laws of Ontario and is a reporting issuer in all of the Canadian provinces. Denison’s common shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “DML” and on the NYSE MKT under the symbol “DNN”.

Denison is a uranium exploration and development company with interests in exploration and development projects in Canada, Zambia, Namibia, and Mongolia. Including the high grade Phoenix deposits, located on its 60% owned Wheeler project, Denison’s exploration project portfolio includes 49 projects and totals approximately 603,000 hectares in the Eastern Athabasca Basin region of Saskatchewan. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the McClean Lake uranium mill, one of the world’s largest uranium processing facilities, plus a 25.17% interest in the Midwest deposit and a 60% interest in the J-Zone deposit on the Waterbury property. Both the Midwest and J-Zone deposits are located within 20 kilometres of the McClean Lake mill. Internationally, Denison owns 100% of the conventional heap leach Mutanga project in Zambia, an approximate 71% interest in the newly acquired Dome project in Namibia, and an 85% interest in the in-situ recovery projects held by the Gurvan Saihan joint venture (“GSJV”) in Mongolia.

Denison is engaged in mine decommissioning and environmental services through its Denison Environmental Services (“DES”) division and is the manager of Uranium Participation Corporation (“UPC”), a publicly traded company which invests in uranium oxide and uranium hexafluoride.

STRATEGY

Denison has built one of the strongest portfolios of strategic uranium deposits and properties in the Eastern Athabasca Basin. Denison plans to aggressively explore its most prospective properties to expand existing resources and delineate new uranium resources. The Company intends to increase shareholder value through successful acquisitions and exploration programs and to position the Company as a top-tier uranium industry investment.

DENISON MINES CORP.

Management’s Discussion and Analysis

For the Six Months Ended June 30, 2013

(Expressed in U.S. Dollars, Unless Otherwise Noted)

SELECTED QUARTERLY FINANCIAL INFORMATION

On June 29, 2012, the Company completed a transaction with Energy Fuels Inc. (“EFR”) whereby it sold its subsidiaries holding all of its mining assets and operations located in the United States (the “U.S. Mining Division”). In accordance with IFRS, the Company has restated its prior year presentation of its statement of comprehensive income to include only the Company’s continuing operations in detail and to disclose the results of its U.S. Mining Division separately as a discontinued operation.

(in thousands)	As at June 30, 2013	As at December 31, 2012
Financial Position:
Cash and cash equivalents	$31,441	$38,188
Working capital	31,406	35,298
Long-term investments	921	2,843
Property, plant and equipment	318,184	247,888
Total assets	361,608	300,356
Total long-term liabilities	$25,750	$28,630

	Three months ended		Six months ended
(in thousands, except for per share amounts)	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Results of Operations:
Total revenues from continuing operations	$2,902	$2,431	$5,193	$6,035
Net income (loss) from continuing operations	(2,430)	(1,699)	(7,899)	(11,215)
Net income (loss) from discontinued operations	—	(50,361)	—	(92,836)
Basic and diluted earnings (loss) per share from continuing operations	(0.01)	(0.01)	(0.02)	(0.03)
Basic and diluted earnings (loss) per share from discontinued operations	—	(0.13)	—	(0.24)

(in thousands, except for per share amounts)	2013 Q2	2013 Q1	2012 Q4	2012 Q3
Results of Operations:
Total revenues from continuing operations	$2,902	$2,291	$2,596	$2,496
Net income (loss) from continuing operations	(2,430)	(5,469)	(4,605)	(9,651)
Net income (loss) from discontinued operations	—	—	155	188
Basic and diluted earnings (loss) per share from continuing operations	(0.01)	(0.01)	(0.01)	(0.03)
Basic and diluted earnings (loss) per share from discontinued operations	—	—	—	—

	2012	2012	2011	2011
(in thousands, except for per share amounts)	Q2	Q1	Q4	Q3
Results of Operations:
Total revenues from continuing operations	$2,431	$3,604	$4,432	$5,513
Net income (loss) from continuing operations	(1,699)	(9,516)	(16,039)	7,853
Net income (loss) from discontinued operations	(50,361)	(42,475)	(49,498)	7,631
Basic and diluted earnings (loss) per share from continuing operations	(0.01)	(0.03)	(0.04)	0.02
Basic and diluted earnings (loss) per share from discontinued operations	(0.13)	(0.11)	(0.13)	0.02

DENISON MINES CORP.

Management’s Discussion and Analysis

For the Six Months Ended June 30, 2013

(Expressed in U.S. Dollars, Unless Otherwise Noted)

RESULTS OF OPERATIONS

Revenues

Services and Other

Revenue from DES for the three months and six months ended June 30, 2013 was $2,446,000 and $4,353,000 compared to $1,996,000 and $5,165,000 in the same periods in 2012.

Revenue from the management contract with UPC for the three months and six months ended June 30, 2013 was $456,000 and $840,000 compared to $435,000 and $870,000 in the same periods in 2012.

Operating Expenses

Mining

Commissioning of the McClean Lake mill started in the second quarter of 2013 in preparation for processing of Cigar Lake ore later in 2013. The Cigar Lake joint venture continues to pay nearly all of the expenses under the terms of a toll milling agreement. Denison’s share of operating costs for the three months and six months ended June 30, 2013 totaled $203,000 and $473,000 compared to $749,000 and $1,259,000 for the three and six months ended June 30, 2012. Operating costs were lower in 2013 primarily due to lower expenditures on the Surface Access Borehole Resource Extraction (“SABRE”) program. The SABRE program costs are wholly funded by the McClean Lake joint venture.

Services and Other

Operating expenses include costs relating to DES amounting to $2,102,000 and $4,039,000 for the three and six months ended June 30, 2013 compared to $2,065,000 and $5,086,000 for the same periods in 2012.

Mineral Property Exploration

Denison is engaged in uranium exploration in Canada, Zambia, Namibia and Mongolia, as both operator and non-operator of joint arrangements and as operator of its own properties. Exploration expenditures for the three months and six months ended June 30, 2013 were $2,502,000 and $7,211,000 compared to $4,396,000 and $7,416,000 for the same periods in 2012. The decrease in expenditures for the three months ended June 30, 2013 is primarily due to reduced spending on the Mongolian properties offset partially by increased spending on Canadian properties.

Canada

Denison’s share of exploration spending on its Canadian properties totaled $2,306,000 and $6,479,000 for the three months and six months ended June 30, 2013 compared to $1,223,000 and $3,818,000 for the same periods in 2012.

DENISON MINES CORP.

Management’s Discussion and Analysis

For the Six Months Ended June 30, 2013

(Expressed in U.S. Dollars, Unless Otherwise Noted)

Exploration programs completed or underway during the six months ended June 30, 2013 include:

Property	Ownership [1]	Activity
Wheeler River	60% Denison, 30% Cameco, 10% JCU	Winter drill program (14,580 metres) Geophysical surveys Summer drill program (in progress) (4,170 metres to June 30, 2013)

Bell Lake	100% Denison	Geophysical surveys

Hatchet Lake	50% Denison, 50% Anthem	Drilling (2,370 metres)

McClean Lake	22.5% Denison, 70.0% AREVA, 7.5% OURD	Drilling (4,110 metres)

Moore Lake	100% Denison	Drilling (5,110 metres)
Geophysical surveys

Murphy Lake	50% Denison, 50% Anthem	Geophysical surveys

Perpete Lake	100% Denison	Geophysical surveys

Russell Lake	37.8% Denison, 57.2% Cameco, 5.0% Boyko	Drilling (1,010 metres)

Stevenson River	100% Denison	Geophysical surveys

Wolly	22.5% Denison, 62.9% AREVA, 14.6% JCU	Drilling (2,340 metres)

[1]	Definitions: Cameco=Cameco Corporation; JCU=JCU (Canada) Exploration Company; Anthem=Anthem Resources Inc.; AREVA=AREVA Resources Canada Inc.; OURD=OURD (Canada) Co., Ltd.

Wheeler River

The summer 2013 drill program started in mid-June 2013. A total of 23 drill holes are planned and the program is expected to be completed in early August. Highlights of the program to date are summarized in the table and discussion below:

Wheeler River Summer 2013 Drilling Highlights To Date

Hole-ID	Area	From (m)	To (m)	Length (m)	eU3O8[1] (%)
WR-525	Phoenix A	401.6	411.9	10.3	43.2
WR-527	Phoenix A	403.5	405.2	1.7	16.4
WR-528	Phoenix A	403.7	406.8	3.1	13.0
WR-518	489 Zone	411.1	414.3	3.2	0.3

[1]	eU3O8 is radiometric equivalent uranium calculated from a total gamma down-hole probe

Four drill holes have been completed at the Phoenix A deposit and were designed to evaluate possible high grade extensions outside of the higher grade domain as defined in the most recent mineral resource estimate dated December 31, 2012. Three of the four drill holes have intersected high grade mineralization. WR-525 was drilled west of the current western margin of the higher grade domain and intersected 10.3 metres of 43.2% eU3O8 (GT=445.0 %m). WR-527 and WR-528 were drilled east of the current eastern margin of the higher grade domain and intersected 1.7 metres of 16.4% eU3O8 (GT=27.9 %m) and 3.1 metres of 13.0% eU3O8 (GT=40.3 %m), respectively.

The other objectives of the summer program were to follow-up the low grade mineralization identified at the 489 Zone and complete further drilling at the Phoenix North area. At the 489 Zone, low grade mineralization was intersected in WR-518 on the first fence to follow up on mineralization intersected in the winter 2013 drilling program. This first fence was a 300 metre step out along strike to the northeast of previous mineralization. Drill hole WR-518 intersected 3.2 metres of 0.32% eU3O8. Drilling at the 489 Zone continues to show positive indications for the discovery of higher grade mineralization, including the presence of strong graphitic fault zones in the basement and encouraging sandstone alteration and geochemistry. Drilling in the Phoenix North area has not returned any significant mineralization at this time. Several targets are still to be tested at Phoenix North.

DENISON MINES CORP.

Management’s Discussion and Analysis

For the Six Months Ended June 30, 2013

(Expressed in U.S. Dollars, Unless Otherwise Noted)

The summer drill program expands on the significant results from the first quarter winter 2013 drill program, where a total of approximately 14,580 metres of exploration and infill drilling was completed in 27 holes. Exploration drilling was completed on five different exploration target areas (489 Zone, K Zone, Phoenix North, 232 area and the REA area) with infill drilling completed in the Phoenix A deposit. Encouraging geochemistry and alteration was observed at the K Zone and Phoenix North. No significant mineralization, alteration or geochemistry was observed at the 232 and REA areas.

Wheeler River Winter 2013 Drilling Highlights

Hole-ID	Area	From (m)	To (m)	Length (m)	U3O8 (%)
WR-489	489 Zone	387.3	392.8	5.5	0.13
WR-511A	489 Zone	375.5	377.0	1.5	0.46 eU3O8	[1]
and	489 Zone	378.3	379.3	1.0	0.17 eU3O8	[1]
and	489 Zone	387.8	388.9	1.1	0.24 eU3O8	[1]
WR-496	Phoenix A	407.5	415.5	8.0	20.00
WR-498	Phoenix A	404.1	412.6	8.5	10.90
WR-499	Phoenix A	405.5	413.5	8.0	7.33
WR-501	Phoenix A	404.5	411.0	6.5	4.00

[1]	eU3O8 is radiometric equivalent uranium calculated from a total gamma down-hole probe

Other Properties

Geophysical surveys were completed in the three months ended June 30, 2013 on Bell Lake, Moore Lake, Murphy Lake, and Stevenson River.

In the first quarter of 2013, exploration drill programs were completed on Hatchet Lake, Moore Lake, Wolly, McClean Lake, and Russell Lake.

At the Hatchet Lake project, a total of 2,370 metres of exploration drilling was completed in 13 drill holes. Uranium mineralization was intersected at the unconformity in two drill holes on the Crooked-Richardson Lakes trend. The best result was in drill hole RL-13-16, which intersected 0.45% U3O8 over 2.3 metres beginning at 124.0 metres down the drill hole. Further drilling is required to follow up on these results.

At the Moore Lake project, a total of 5,110 metres of exploration drilling was completed in 12 drill holes. While no significant mineralization was intersected, several target areas require further exploration and Moore Lake remains a high priority property.

At the AREVA Resources Canada Inc. operated Wolly and McClean Lake projects, a total of 6,450 metres of exploration drilling was completed in 34 drill holes. No significant mineralization was intersected.

Zambia

Exploration expenditures of $140,000 and $335,000 for the three months and six months ended June 30, 2013 were incurred on the Company’s Mutanga project in Zambia compared to $657,000 and $776,000 for the same periods in 2012. Soil geochemical surveying and radon sampling programs started at Mutanga in February 2013 and are still in progress at the end of June 2013.

DENISON MINES CORP.

Management’s Discussion and Analysis

For the Six Months Ended June 30, 2013

(Expressed in U.S. Dollars, Unless Otherwise Noted)

Mongolia

Exploration expenditures on the Company’s GSJV properties in Mongolia totaled $56,000 and $397,000 for the three months and six months ended June 30, 2013 compared to $2,516,000 and $2,822,000 for the same periods in 2012. Exploration activities have been reduced in 2013, as the Company focuses on completing the field programs and studies necessary to convert the Company’s exploration licenses to mining licenses. By comparison, the Company completed a 29,600 metre drill program on the Urt Tsav and Ulziit properties in the second quarter of 2012.

The Company and Mon-Atom LLC, the Mongolian state-owned uranium company, are continuing to pursue restructuring of the GSJV to meet the requirements of the Nuclear Energy Law. The Company currently has an 85% interest in the GSJV, with Mon-Atom LLC holding the remaining 15% interest. Depending on the amount of historic exploration that was funded by the Government of Mongolia, Mon-Atom LLC is entitled to hold a 34% to 51% interest in the GSJV. Discussions with relevant government agencies are on-going, and the timing for completion of the restructuring is uncertain at this time.

General and Administrative

General and administrative expenses totaled $2,049,000 and $3,952,000 for the three months and six months ended June 30, 2013 compared with $2,225,000 and $4,830,000 for the same periods in 2012. General and administrative expenses consist primarily of payroll and related expenses for personnel, contract and professional services, stock option expense and other public company expenditures. The decline in general and administrative expenditures in 2013 is largely a result of a decrease in share-based compensation and personnel costs from the implementation of various staff reduction plans late in 2012 and early 2013.

Other Income and Expenses

Other income (expense) totaled $1,329,000 and $400,000 for the three months and six months ended June 30, 2013 compared with $4,738,000 and $375,000 for the same periods in 2012. The difference in the three months ended June 30, 2013 is largely due to a decrease of $2,267,000 in foreign exchange gains and an increase of $847,000 in losses on equity investments.

Discontinued Operations

On June 29, 2012, the Company sold its U.S. Mining Division to EFR. In exchange, consideration equal to 425,440,872 EFR common shares was received and distributed to Denison shareholders of record on June 29, 2012 (the “EFR Transaction”).

As a result of the EFR Transaction, Denison has accounted for its U.S. Mining Division as a discontinued operation.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $31,441,000 at June 30, 2013 compared with $38,188,000 at December 31, 2012. The decrease of $6,747,000 was primarily due to cash used in operations of $13,527,000, cash used in investing activities of $5,648,000, and offset by cash provided by financing activities of $13,579,000.

Net cash used in operating activities of $13,527,000 in the six months ended June 30, 2013 is comprised of net loss for the period adjusted for non-cash items and changes in working capital items. Significant changes in working capital items during the period include an increase of $699,000 in trade and other receivables and a decrease of $2,435,000 in accounts payable and accrued liabilities.

Net cash used in investing activities of $5,648,000 consists primarily of $4,058,000 spent in connection with the Fission Arrangement, $949,000 spent on property, plant and equipment expenditures, and $715,000 spent in connection with the JNR Arrangement.

Net cash from financing activities totaled $13,579,000, primarily due to the issue of flow-through common shares, net of issue costs.

DENISON MINES CORP.

Management’s Discussion and Analysis

For the Six Months Ended June 30, 2013

(Expressed in U.S. Dollars, Unless Otherwise Noted)

On June 27, 2013, the Company extended the maturity date of its $15,000,000 revolving term credit facility (the “Credit Facility”) from June 28, 2013 to January 31, 2014. The Credit Facility contains a covenant to maintain a certain level of tangible net worth, which must be greater than or equal to the sum of $230,000,000 plus an amount equal to (i) 50% of each equity issue from and including March 31, 2012 and 50% of positive net income in each fiscal quarter from and including March 31, 2012. At June 30, 2013, the Company is in compliance with its facility covenants and there is no debt outstanding under this facility; however, $9,221,000 of the line was used as collateral for certain letters of credit.

The Company has provided an unlimited full recourse guarantee and a pledge of all of the shares of Denison Mines Inc. (“DMI”). DMI has provided a first-priority security interest in all present and future personal property and an assignment of its rights and interests under all material agreements relative to the McClean Lake and Midwest projects. The Credit Facility is subject to a standby fee of 1%.

TRANSACTIONS WITH RELATED PARTIES

Uranium Participation Corporation

The Company is a party to a management services agreement with UPC. On April 1, 2013, a new management services agreement was signed. Under the terms of the new agreement, the Company receives the following fees from UPC: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors of UPC; b) a minimum annual management fee of CAD$400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon UPC’s net asset value in excess of CAD$100,000,000; and c) a fee, at the discretion of the Board of Directors of UPC, for on-going monitoring or work associated with a transaction or arrangement (other than a financing, or the purchase or sale of uranium).

The new management services agreement has a three-year term and may be terminated by either party upon the provision of 120 days written notice.

In accordance with the management services agreement, all uranium investments owned by UPC are held in accounts with conversion facilities in the name of DMI as manager for and on behalf of UPC.

Management fees were incurred with UPC for the periods noted:

	Three Months Ended		Six Months Ended
(in thousands)	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Revenue
Management fees	$456	$435	$840	$870

At June 30, 2013, accounts receivable includes $192,000 (December 31, 2012: $143,000) due from UPC with respect to the fees and transactions indicated above.

Korea Electric Power Corporation (“KEPCO”)

In June 2009, Denison completed definitive agreements with KEPCO including a long-term offtake agreement (which has been assigned to EFR as part of the sale of the U.S. Mining Division) and a strategic relationship agreement. Pursuant to the strategic relationship agreement, KEPCO is entitled to subscribe for additional common shares in Denison’s future share offerings, a right of first opportunity if Denison intends to sell any of its substantial assets and a right to participate in certain purchases of substantial assets which Denison proposes to acquire. KEPCO is also entitled to nominate one director to Denison’s board of directors, so long as its share interest in Denison is above 5.0%.

As at June 30, 2013, KEPCO holds 58,284,000 shares of Denison representing a share interest of approximately 12.6%.

DENISON MINES CORP.

Management’s Discussion and Analysis

For the Six Months Ended June 30, 2013

(Expressed in U.S. Dollars, Unless Otherwise Noted)

Other

During the three months and six months ended June 30, 2013, the Company has incurred management and administrative service fees and other expenses of $14,000 and $45,000, respectively, with a company owned by the Chairman of the Company which provides corporate development, office premises, secretarial and other services. At June 30, 2013, an amount of $nil (December 31, 2012: $nil) was due to this company.

During the three months and six months ended June 30, 2013, the Company has incurred fees of $538,000 and $745,000, respectively, with a law firm where a director of the Company is a partner at the firm. At June 30, 2013, an amount of $92,000 (December 31, 2012: $285,000) is due to this law firm.

During the three months and six months ended June 30, 2013, the Company has incurred fees of $16,000 and $16,000, respectively, for air chartered services from a company owned by the Chairman of the Company. At June 30, 2013, an amount of $nil (December 31, 2012: $nil) is due to this company.

Compensation of Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers, vice-presidents and members of its Board of Directors.

The following compensation was awarded to key management personnel:

	Three Months Ended		Six Months Ended
(in thousands)	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Salaries and short-term employee benefits	$332	$329	$843	$775
Share-based compensation	127	221	309	525

Key management personnel compensation	$459	$550	$1,152	$1,300

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

OUTSTANDING SHARE DATA

At August 8, 2013, there were 461,506,144 common shares issued and outstanding, stock options exercisable for 10,042,111 Denison common shares, and warrants exercisable for 1,682,217 Denison common shares for a total of 473,230,472 common shares on a fully-diluted basis.

CONTROLS AND PROCEDURES

The Company’s management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There has not been any change in the Company’s internal control over financial reporting that occurred during the Company’s second quarter of 2013 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

DENISON MINES CORP.

Management’s Discussion and Analysis

For the Six Months Ended June 30, 2013

(Expressed in U.S. Dollars, Unless Otherwise Noted)

OUTLOOK FOR 2013

The Company has refined its 2013 budget for exploration, development and operations in Canada, Zambia and Mongolia as outlined below:

(in thousands)	Original Budget		Revised Budget		Spend to June 30, 2013(2)
Canada – Mining
Exploration	$9,900	(1)	$12,100	(1)	$6,489
Development/Operations	1,114	(1)	1,614	(1)	641
Zambia	3,500		3,100		1,357
Mongolia	1,700		1,400		874

Total	$16,214		$18,214		$9,361

[1]	Budget figures have been converted using a US$ to CAD$ exchange rate of 1.0000.
[2]	Represents a non-GAAP measure and excludes non-cash depreciation and amortization amounts of $252,000.

Canada

Mineral Property Exploration

With the addition of several new properties from the Company’s recent acquisition of Fission, the Company has increased its exploration budget for 2013. Based on the revised budget, Denison is now expecting to spend $12,100,000 on Canadian exploration during 2013, as compared to the previously announced budget of $9,900,000. Through to the end of June 2013, $6,489,000 has been spent, with the remaining budget planned on the following summer programs:

Property	Ownership [1]	Activity
Wheeler River	60% Denison, 30% Cameco, 10% JCU	Drilling (7,830 metres)

Crawford Lake	100% Denison	Drilling (600 metres)

Gumboot	100% Denison	Drilling (1,500 metres)

Johnston Lake	100% Denison	Geophysical surveys
Drilling (2,800 metres)

Moon Lake	56.6% Denison, 43.4% UUU	Drilling (1,570 metres)

Packrat	100% Denison	Drilling (1,200 metres)

South Dufferin	100% Denison	Drilling (1,500 metres)

Waterbury	60% Denison, 40% KEPCO	Geophysical surveys
Drilling (2,460 metres)

[1]	Definitions: UUU=Uranium One Inc.

In addition to the above programs, International Enexco Ltd. is funding a five drill hole exploration program to earn a 20% interest in the Bachman Lake (100% Denison) property.

Development/Operations

Approximately $3,500,000 (Denison’s share $814,000) continues to be budgeted for the Midwest and McClean Underground development stage projects and the SABRE program for 2013. The majority of the expenditures are planned for the evaluation of the 2012 SABRE test program, the design of a semi-commercial field program for 2014, and the preliminary evaluation of the use of the SABRE mining method for the Caribou deposit. The McClean Underground project Feasibility Study was completed in the fourth quarter of 2012, and a production decision was deferred due to the poor condition of the uranium market. A production decision will be revisited in the fourth quarter of 2013. Very little work is currently planned on the Midwest project.

DENISON MINES CORP.

Management’s Discussion and Analysis

For the Six Months Ended June 30, 2013

(Expressed in U.S. Dollars, Unless Otherwise Noted)

Commissioning of the McClean Lake mill has started in preparation for processing of Cigar Lake ore later in 2013. As a result of changes to the anticipated mill feed schedule, Denison’s share of operating and capital expenditures in 2013 has been revised from $1,800,000, as originally budgeted, to $1,100,000. Additionally, Denison has reduced its revenue projection for U3O8 sales and toll milling fees from $1,500,000 to $300,000 due to a reduction in U3O8 sales. Construction on the McClean Lake mill expansion, which is 100% funded by the Cigar Lake joint venture, began last summer and will increase annual production capacity to 24 million pounds U3O8 .

International

On its wholly owned Mutanga project in Zambia, the Company is carrying out an extensive program of geological mapping as well as geochemical and geophysical surveying to increase the confidence in existing drill targets and identify new targets. At this point no exploration drilling is planned for 2013. The Zambian program budget has been reduced from $3,500,000 to $3,100,000 for the year.

On the newly acquired Dome project in Namibia, where Denison currently holds an approximate 71% interest, Denison has been advised that Rio Tinto plans to spend $1,400,000 on a 2,000 metre drill program starting in the third quarter of 2013 as part of that company’s earn in obligations. Rio Tinto must spend $5,000,000 by September 2016 to earn 49% of Denison’s interest in the joint arrangement.

In Mongolia, mining license applications for its four license areas were submitted in 2011 and the Company is continuing to work to restructure the GSJV to meet the requirements of the Mongolian Nuclear Energy Law. The focus in 2013 will be on the ongoing restructuring efforts and the work necessary to obtain mining licenses. The Mongolian program budget has been reduced from $1,700,000 to $1,400,000 for the year.

RISK FACTORS

There are a number of factors that could negatively affect Denison’s business and the value of Denison’s common shares, including the factors listed in the Company’s Annual Information Form dated March 13, 2013 available at www.sedar.com, and in the Company’s Form 40-F available at http://www.sec.gov/edgar.shtml.

QUALIFIED PERSON

The disclosure of a scientific or technical nature regarding Denison’s properties in the MD&A was prepared by or reviewed by Steve Blower, P. Geo., the Company’s Vice President, Exploration, and Terry Wetz, P.E., the Company’s Vice President, Project Development, who are Qualified Persons in accordance with the requirements of NI 43-101. For a description of the quality assurance program and quality control measures applied by Denison, please see Denison’s Annual Information Form dated March 13, 2013 available at http://www.sedar.com, and its Form 40-F available at http://www.sec.gov/edgar.shtml.